UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 11-K

[ X]    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: ___________ to _________________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues - P. O. Box 547
Boyertown, Pennsylvania 19512

Attention: Gary L. Rhoads
Chief Financial Officer

With copies to:

H. Anderson Ellsworth, Esquire
Senior Vice President and Securities Counsel
National Penn Bank
P. O. Box 547
Boyertown, Pennsylvania 19512

NATIONAL PENN BANCSHARES, INC.

FORM 11-K

(1)
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) and the Schedule of Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 26, 2006

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31
	2005	2004
ASSETS
Investments	$50,881,430	$50,219,370
Contributions receivable	100,060	3,148
Other receivables	7,841	0
Cash and cash equivalents	93,312	2,811,694
	$51,082,643	$53,034,212

LIABILITIES
Other	11,530	3,321,406
Total liabilities	11,530	3,321,406
Net assets available for plan benefits	$51,071,113	$49,712,806

The accompanying notes are an integral part of this statement.

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2005
Additions
Additions to net assets attributed to investment income (loss)

Net depreciation in fair value of investments	$(1,886,816)
Interest and dividend income	1,739,005
Total investment loss	(147,811)

Contributions
Employer	1,286,481
Participants	3,474,102
Rollovers	498,408
Total contributions	5,258,991
Total additions	5,111,180

Deductions
Benefits paid to participants	(3,731,726)
Other	(21,147)
Total deductions	(3,752,873)

NET INCREASE	1,358,307

Net assets available for plan benefits
Beginning of year	49,712,806

End of year	$51,071,113

The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 25, 2006, the Plan was amended to designate persons eligible for participation in the Plan on the first day of the month following 30 days of employment, and to define that for newly-eligible employees, enrollment at 1% of base compensation will be automatic, subject to an “opt-out” procedure.

2. Contributions

Participants may make contributions of pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code. The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to 7% of compensation for the Plan year. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

On March 16, 2006, the Plan was amended to revise the allocation of the discretionary profit sharing contribution provided for in the January 25, 2006 amendment (described below) from an equal percentage of compensation for all employees to the following three-tier allocation: first, an equal percentage, not to exceed 1%, of compensation through $100,000; second, an equal percentage not to exceed 1%, of compensation over $100,000 to the dollar limit ($220,000); and third, an equal percentage of all compensation.

On January 25, 2006, the Plan was amended to provide for a discretionary profit sharing contribution to be allocated among eligible employees with the intention to provide, in the first three years, that each participant will receive a minimum contribution of 1% of his or her base compensation (up to a maximum compensation amount of $100,000).

3. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Forfeitures of terminated participants’ non-vested accounts are used to reduce the Company’s contributions. At December 31, 2005, forfeited non-vested amounts totaled approximately $21,000. The benefits to which a participant is entitled are the benefits that can be provided from the participants’ vested accounts.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN - Continued

4. Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions. Vesting in accounts derived from Company contributions is based on years of service. Participants are vested at a rate of 25% for each of the first two years of service and 50% after the third year of service. A participant is 100% vested after three years of credited service.

5. Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account. If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

6. Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

On May 17, 2005, the Plan was amended to increase the number of loans a participant may receive from the participant’s Plan account from one to two.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

2. Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for loan receivables which are valued at cost which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee. National Penn Bancshares, Inc. common stock is valued at its quoted market price.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

On May 17, 2005, the Plan was amended (a) to transfer Plan administration from a monthly valuation basis to a daily valuation basis, effective July 1, 2005, (b) to change the “default investment” for those participants in the Plan who fail to make an election, and (c) to comply with the “automatic rollover rules” of Section 401(a)(31)(B) of the Internal Revenue Code of 1986, as amended.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

4. Payment of Benefits

Benefits are recorded when paid.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE C - INVESTMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets.

FAIR VALUE OF INVESTMENTS

	December 31,
	2005	2004
Investments at fair value as determined by quoted
market price or net asset value:
National Penn Bancshares, Inc. Common Stock	$16,354,158	$18,331,109
Registered investment companies:
Income Fund of America R5 Fund	5,229,637	5,466,547
Investment Company of America R5 Fund	4,981,856	4,946,152
Ariel Appreciation Fund	4,598,533	-
PIMCO Total Return lII ADM Fund	3,039,065	-
Fidelity International Discovery Fund	2,590,691	-
Fidelity Spartan 500 Index Fund	6,075,133	-
Other	7,012,552	3,712,219
	49,881,625	32,456,027
Investments at estimated fair value:
Common/collective trust funds:
Diversified Managers Equity Fund	-	3,676,308
Income Fund	-	2,951,892
Equity Fund	-	3,219,231
Mid-Cap Equity Fund	-	3,500,672
Other	-	1,138,118
Participant loans	999,805	668,266
Short-term investments	-	2,608,856
	999,805	17,763,343
	$50,881,430	$50,219,370

On August 25, 2005, the Company’s Board of Directors declared a five-for-four stock split of the Company’s common stock, distributable to shareholders of record on September 9, 2005, and which was distributed on September 30, 2005.

On August 25, 2004, the Company’s Board of Directors declared a five-for-four split of the Company’s common stock, distributable to shareholders of record as of September 10, 2004, which was distributed on September 30, 2004.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE C - INVESTMENTS - Continued

For the year ended December 31, 2005, the Plan’s investments (including realized and unrealized gains and (losses) appreciated (depreciated) in value as follows:

Registered investment companies	$545,094
Common/collective trust fund	209,971
National Penn Bancshares, Inc. common stock	(2,641,881)
$(1,886,816)

NOTE D - RELATED PARTY TRANSACTIONS

For the period January 1, 2005 through June 30, 2005 and for the year ended December 31, 2004, certain Plan investments were interests in common/collective trust funds managed by National Penn Investors Trust Company, an indirect subsidiary of National Penn Bancshares, Inc. National Penn Investors Trust Company is the trustee as defined by the Plan document and therefore these transactions were party-in-interest transactions. The Plan paid no fees to National Penn Investors Trust Company for investment management, trustee, or other services.

Effective July 1, 2005, custodial responsibilities for the Plan were transferred from National Penn Investors Trust Company to AST Trust Company, an unaffiliated trust company. The Plan’s participation in all common/collective trust funds managed by National Penn Investors Trust Company was terminated at that time.

Participants were given the option to direct the reallocation of their accounts among the new investment choices or allow the trustee to transfer their investment balances to the comparable new investment choice according to a defined allocation.

Investment choices under the Plan currently consist of National Penn Bancshares, Inc. common stock, and certain open-end mutual funds, including equity funds, fixed income funds, lifestyle funds, and a balanced fund, stable value fund and money market fund.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 14, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE G - PLAN MERGERS

Effective January 26, 2006, National Penn Bancshares, Inc. acquired Nittany Financial Corp., parent company of Nittany Bank. On May 8, 2006, the Plan was amended to permit employees of Nittany Financial Corp. and its subsidiaries to participate in the Plan as of  April 6, 2006. The Company anticipates merging the net assets of the Nittany Bank 401(k) Profit Sharing Plan into the Plan in 2006.

Effective June 10, 2004, National Penn Bancshares, Inc. acquired Peoples First, Inc., parent company of The Peoples Bank of Oxford. The Company merged the net assets of The Peoples Bank of Oxford 401(k) Retirement Plan of $4,751,000 into the Plan on December 10, 2004.

Effective December 12, 2003, National Penn Bancshares, Inc. acquired HomeTowne Heritage Bank. The Company merged the net assets of the HomeTowne Heritage Bank 401(k) Plan of $534,000 into the Plan on February 12, 2004.

Effective February 25, 2003, National Penn Bancshares, Inc. acquired FirstService Bank. The Company merged the net assets of $1,719,000 for FirstService Bank 401(k) Profit Sharing Plan into the Plan on August 9, 2004.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statement for the year ended December 31, 2005, to Form 5500:

Net assets available for benefits per the financial statements	$51,071,113
Amounts allocated to withdrawing participants	(45,480)
Net assets available for benefits per the Form 5500	$51,025,633

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$3,731,726
Add: Amounts allocated to withdrawing participants at December 31, 2005	45,480
Benefits paid to participants per Form 5500	$3,777,206

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL INFORMATION

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
EIN 23-2215075
Plan No. 001

Schedule H, line 4i - Schedule of Assets (Held at Year End)
 December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	National Penn Bank 401(k) Cash Accts	Cash Account	93,312	93,312

*	National Penn Bancshares, Inc.	Common Stock - 858,486 shares	18,225,471	16,354,158

	ABN AMRO/TAMRO Small Cap Fund-N	Open-Ended Mutual Fund-7,338 shares	117,384	118,725

	Income Fund of America R5 Fund	Open-Ended Mutual Fund-288,930 shares	5,297,475	5,229,637
	Ariel Appreciation Fund	Open-Ended Mutual Fund-98,428 shares	4,747,131	4,598,533
	Excelsior Value & Restructuring Fund	Open-Ended Mutual Fund-30,642 shares	1,354,332	1,415,062
	Harbor Capital Appreciation Fund - Institutional	Open-Ended Mutual Fund-37,238 shares	1,100,475	1,216,192
	Investment Company of America R5 Fund	Open-Ended Mutual Fund-158,911 shares	4,887,812	4,981,856
	Gartmore Morley Stable Value Retirement Fund	Open-Ended Mutual Fund-62,725 shares	1,205,014	1,226,106
	PIMCO Total Return lII ADM Fund	Open-Ended Mutual Fund-327,485 shares	3,108,472	3,039,065
	Fidelity Cash Reserves	Open-Ended Mutual Fund-1,585,228 shares	1,585,228	1,585,228
	Fidelity Freedom 2010 Fund	Open-Ended Mutual Fund-8,606 shares	119,786	120,915
	Fidelity Freedom 2020 Fund	Open-Ended Mutual Fund-70,826 shares	1,015,348	1,041,857
	Fidelity Freedom 2030 Fund	Open-Ended Mutual Fund-12,140 shares	174,886	182,336
	Fidelity Freedom 2040 Fund	Open-Ended Mutual Fund-12,019 shares	102,021	106,131
	Fidelity International Discovery Fund	Open-Ended Mutual Fund-81,829 shares	2,348,399	2,590,691
	Fidelity Spartan 500 Index Fund	Open-Ended Mutual Fund-70,625 shares	5,862,178	6,075,133
*	Participant loans	Interest rates range from 4.18% to 11.5%	999,805	999,805
		Loans mature through 2035
			$52,344,529	$50,974,742
*Party-in-interest

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
EIN 23-2215075
Plan No. 001

Schedule H, line 4i - Schedule of Assets (Acquired and Disposed of Within Year)
 December 31, 2005

(a) Identity of issue, borrower, lessor or similar party	(b) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(c) Costs of acquisitions	(d) Proceeds of dispositions

*NPITC Diversified Managers Equity Fund	Common/Collective Trust Fund	$ 286,500	$ 3,964,014
*NPITC Income Fund	Common/Collective Trust Fund	152,207	3,177,890
*NPITC Equity Fund	Common/Collective Trust Fund	134,710	3,305,519
*NPITC Mid-Cap Equity Fund	Common/Collective Trust Fund	68,271	3,706,351
*NPITC Fiduciary Reserve Fund	Common/Collective Trust Fund	112,608	1,246,366
Vanguard 500	Open-Ended Mutual Fund	224,732	2,727,791
Artisan	Open-Ended Mutual Fund	129,144	1,281,849
American Income Fd Amer-R5	Open-Ended Mutual Fund	234,588	5,728,804
American Funds Investment Co of America R5	Open-Ended Mutual Fund	296,142	5,236,202

Total Investments		$1,638,901	$30,374,786

*Party-in-interest

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

EIN 23-2215075
Plan No. 001

Schedule H, Line 4j - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2005

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Category (i) Transactions:
*NPITC Diversified Managers Equity Fund	Common / collective trust fund	-	$3,959,457	$3,941,655	$3,959,457	$17,802
*NPITC Income Fund	Common / collective trust fund	-	3,132,185	3,046,479	3,132,185	85,706
*NPITC Equity Fund	Common / collective trust fund	-	3,237,174	3,270,629	3,237,174	(33,455)
*NPITC Mid-Cap Equity Fund	Common / collective trust fund	-	3,592,912	3,437,722	3,592,912	155,190
Vanguard 500	Open-ended mutual fund	-	2,685,408	2,692,180	2,685,408	(6,772)
Income Fund of America R5 Fund	Open-ended mutual fund	-	5,260,998	5,290,645	5,260,998	(29,647)
Investment Company of America R5 Fund	Open-ended mutual fund	-	5,138,287	5,128,262	5,138,287	10,025
Income Fund of America R5 Fund	Open-ended mutual fund	5,148,907	-	5,148,907	5,148,907	-
Investment Company of America R5 Fund	Open-ended mutual fund	4,994,613	-	4,994,613	4,994,613	-
Ariel Appreciation Fund	Open-ended mutual fund	3,569,347	-	3,569,347	3,569,347	-
PIMCO Total Return lII ADM Fund	Open-ended mutual fund	3,112,299	-	3,112,299	3,112,299	-
Fidelity Spartan 500 Index Fund	Open-ended mutual fund	5,848,226	-	5,848,226	5,848,226	-
Category (iii) Series of Transactions:
Fidelity International Discovery Fund	Open-ended mutual fund	2,603,466	-	2,603,466	2,603,466	-

* Party-in-interest
Columns (e) - lease rentals, and (f) - expense incurred with transaction are not presented as this information is not applicable for 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 29th day of June, 2006.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By /s/ Wayne R. Weidner
Wayne R. Weidner,
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

23  Consent of Grant Thornton LLP.